[HORACE MANN LOGO]                          Retirement Annuities and Life, Auto,
                                               Homeowners and Group Insurance


September 26, 2006


U.S. Securities and Exchange Commission
Attention: Allison White
100 F Street, NE
Washington, DC  20549


Re:      Horace Mann Life Insurance Company
         Horace Mann Life Insurance Group Annuity Separate Account Initial Registration Statement on Form N-4
         File Nos. 333-136513 and 811-21939

Dear Ms. White:

We have reviewed your letter of September 14, 2006, and our responses to your questions or comments are set forth below.

     1. Summary -- If I receive my Certificate and am dissatisfied, may I return it? - Supplementally confirm, if true, that the State of Illinois does not require the return of premium payments during the free look period. [See, also, Right to Cancel]

         Illinois does not require that we return premium payments during the free look period

     2. Participant Transaction Expenses --Please include the range of state premium taxes either in the table or in a footnote thereto.

         We have revised the disclosure as requested.

     3. Periodic Fees and Expenses -- Please move the sentence about HMLIC paying compensation for sale of the certificates to the Deductions and Expenses section of the prospectus. See Item 6(d) of Form N-4.

         We have made this change as requested.

     4. Total Annual Underlying Fund Operating Expenses -- If any of the underlying portfolios assess the redemption fees referred to under "Market Timing," please include a footnote cross-referencing the narrative description of the redemption fees. Also, please consider identifying the range of any such redemption fees in the footnote or narrative.

     None of the underlying portfolios currently assesses redemption fees.



The Horace Mann Companies  1 Horace Mann Plaza  Springfield, Illinois 62715-0001
                        217-789-2500   www.horacemann.com

     5. Status of the Group Contract and the Separate Account Before the Date of this Prospectus -- Please revise the disclosure here and under "What was the status of the Group Contract and the Separate Account before the date of the prospectus" to refer to rights under the Securities Act of 1933 (the "Act") without reference to particular sections of the Act. Also, please delete the last paragraph of this section.

     We have revised these sections as requested.

     6. The Underlying Funds, pages 16-20 -- Please state conspicuously from whom a prospectus containing more complete information on each portfolio company may be obtained, and that an investor should read the prospectus carefully before investing. See Item 5(e) of Form N-4.

     We have revised the disclosure as requested.

     7. Voting Rights, page 22 -- Please disclose whether any minimum number of votes must be received in order to have a quorum.

     After discussing this matter with the SEC staff, we have been advised that the SEC staff has withdrawn this comment.

     8.   Market Timing, pages 26-28

          a. Please clarify whether the imposition of redemption fees flows through to the redeeming Certificate holder, or whether redemption fees, because of an omnibus account, are assessed against all Certificate holders.

          We have revised this section as requested to state that redemption fees will be passed through to the redeeming participant.

          b. You state that you "will reverse within one to two business days any transaction inadvertently processed that is not in compliance with the restriction." Please supplementally explain why a two day period is necessary.

          We have revised this section as requested to state that we will reverse any such transaction within one business day.

     9. Registration Statement, page 42 -- Please revise the paragraph to remove any implication that an investor may not rely upon the prospectus as a document that describes all the material rights and features of the policy.

     We have revised this paragraph as requested.

     10. Part C -- Item 27 - It is unclear why you state that no Certificates have been sold. Please clarify.

     We have revised the disclosure to clarify that we have not yet sold any registered Certificates funded through this newly registered Separate Account.

     11. Exhibits and Other Information -- Exhibits and any other required disclosure not included in this registration statement must be filed in a pre-effective amendment to the registration statement.

     We have included these additional items in this filing as requested.

If you have any questions or further comments, please call the undersigned at 217-788-5757 or Stephen E. Roth at 202.383.0158.


Very truly yours,

/s/ Ann Caparros

Ann M. Caparros
Corporate Secretary, Horace Mann Life Insurance Company

cc:  Stephen E. Roth

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                            [Horace Mann Letterhead]


September 26, 2006

VIA EDGAR
Alison White, Esq.
Office of Insurance Products
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549-4644

         Re: Horace Mann Life Insurance Group Annuity Separate Account Registration Statement on Form N-4
              File Numbers 333-136513 and 811-21939

Dear Ms. White:

Horace Mann Life Insurance Company (the "Company"), on its own behalf and on behalf of Horace Mann Life Insurance Group Annuity Separate Account (the "Separate Account"), provides this letter to the Securities and Exchange Commission (the "Commission") in response to one of the comments you provided on September 14, 2006, with respect to the above-referenced filing.

The Company acknowledges that:

     - should the Commission or the Commission staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     - the action of the Commission or the Commission staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company, on behalf of the Separate Account, from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     - the Company, on behalf of the Separate Account, may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or further comments, please call the undersigned at 217-788-5757 or Stephen E. Roth at 202.383.0158.


Very truly yours,

/s/ Ann Caparros
--------------------------
Ann M. Caparros
Corporate Secretary, Horace Mann Life Insurance Company


cc:  Stephen E. Roth


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[HORACE MANN LOGO]                          Retirement Annuities and Life, Auto,
Educated Financial Solutions                   Homeowners and Group Insurance



                               September 26, 2006



VIA EDGAR
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

                Re:   Horace Mann Life Insurance Company
                      Horace Mann Life Insurance Group Annuity Separate Account File No. 333-136513

Commissioners:

         Pursuant to Rule 461 under the Securities Act of 1933, Horace Mann Life Insurance Company, on behalf of itself and the Horace Mann Life Insurance Group Annuity Separate Account (File No. 333-136513), hereby requests that pre-effective amendment number 1 to the registration statement filed on Form N-4 be accelerated and declared effective on October 2, 2006, or as soon thereafter as is reasonably practicable.



                                  HORACE MANN LIFE INSURANCE COMPANY

                                  HORACE MANN LIFE INSURANCE GROUP ANNUITY
                                  SEPARATE ACCOUNT


                                  By: /s/ Ann M. Caparros
                                      ------------------------------
                                      Ann M. Caparros
                                      Vice President and General Counsel.




 The Horace Mann Companies 1 Horace Mann Plaza Springfield, Illinois 62715-0001
                        217-789-2500 www.horacemann.com

[HORACE MANN LOGO]
Educated Financial Solutions


                               September 26, 2006



VIA EDGAR
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

               Re: Horace Mann Life Insurance Company
                   Horace Mann Life Insurance Group Annuity Separate Account File No. 333-136513

Commissioners:

         Pursuant to Rule 461 under the Securities Act of 1933, Horace Mann Investors, Inc., the principal underwriter, hereby requests that pre-effective amendment number 1 to the registration statement filed on Form N-4 for Horace Mann Life Insurance Group Annuity Separate Account (File No. 333-136513) be accelerated and declared effective on October 2, 2006, or as soon thereafter as is reasonably practicable.



                                            HORACE MANN INVESTORS, INC.


                                            By: /s/ Christopher Fehr
                                                -------------------------
                                                 Christopher Fehr
                                                 President




 Horace Mann Investors, Inc.  1 Horace Mann Plaza  Springfield, Illinois 62715
                       1-800-999-1030  www.horacemann.com

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                   [SUTHERLAND ASBILL AND BRENNAN LETTERHEAD]



                               September 26, 2006


VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

     Re:   Horace Mann Life Insurance Company
           Horace Mann Life Insurance Group Annuity Separate Account Pre-Effective Amendment No. 1 to Registration Statement on Form N-4 File Nos. 333-136513 and 811-21939
           ----------------------------------

Dear Commissioners:

On behalf of Horace Mann Life Insurance Company (the "Company") and Horace Mann Life Insurance Group Annuity Separate Account (the "Separate Account"), we are hereby transmitting for electronic filing via EDGAR under the Securities Act of 1933 (the "1933 Act"), Pre-Effective Amendment No. 1 to the Registration Statement on Form N-4 (the "Amendment") for the purpose of registering a flexible premium variable group annuity contract ("Contract"), under the 1933 Act.

The Amendment reflects the Company's responses to the comments received from the staff of the Securities and Exchange Commission (the "Commission") on the initial registration statement filed with the Commission via EDGAR on August 11, 2006. The Amendment also reflects certain stylistic, editorial, and formatting revisions, and all financial statements and exhibits required to be filed are included therein. This filing has been marked to show changes from the initial registration statement.

Pursuant to Rule 461 under the 1933 Act, the Company and the Separate Account's principal underwriter have submitted requests for acceleration of effectiveness of the Amendment to October 2, 2006, or as soon thereafter as is reasonably practicable. The Company would very much appreciate any assistance the staff of the Commission could provide in meeting this request.

If you have any questions or comments regarding this filing, please call me at
(202) 383-0158 or Patrice Pitts at (202) 383-0548.



                                        Sincerely,

                                        /s/ Stephen E. Roth
                                        -------------------
                                        Stephen E. Roth



cc:  Elizabeth Arthur, Esq.
     Patrice M. Pitts, Esq.